EXHIBIT 99.1

                                 PRESS RELEASE

                    CHELSEA OIL AND GAS LTD. (OTCQB: COGLF)

 CHELSEA ANNOUNCES 2013 2P RESERVES OF 1.133 MILLION BOE, 3P RESERVES OF 6.351
               MILLION BOE AND FILING OF ANNUAL INFORMATION FORM

FOR IMMEDIATE RELEASE

CALGARY, AB, MARCH 31, 2014 - Chelsea Oil and Gas Ltd. (OTCQB: COGLF) ("CHELSEA" or the "COMPANY") is pleased to announce its 2013 year-end reserves and an operational update.

The financial and operational information contained below is based on the Company's unaudited expected results for the year ended December 31, 2013. The Company is required to file its audited financial statements and related management discussion & analysis for the year ended December 31, 2013 on or prior to April 30, 2014.

HIGHLIGHTS

     o    Probable reserves of 1.113 million boe

     o    Probable plus possible reserves of 6.351 million boe

     o Net present value of Chelsea's probable oil reserves of US$5.1 million, and probable plus possible oil reserves of US$13.9 million (discounted at 10%, before income taxes)

     o Net present value of Chelsea's probable natural gas and NGL reserves of A$19.9 million, and probable plus possible natural gas and NGL reserves of A$107.1 million

     o    Arthur Creek unconventional prospective resources best estimate of
          688.5 mmboe net to Chelsea

RESERVES

In this press release, all references to reserves are to gross company reserves, meaning Chelsea's working interest reserves before deductions of royalties and before consideration of Chelsea's royalty interests. The oil reserves of the Company's PL 18 and PL 280 concessions in Australia were evaluated by Sproule International Ltd ("SPROULE"), and the natural gas and natural gas liquids reserves of the Company's PL 40 concession were evaluated by Chapman Engineering Ltd. ("CHAPMAN"), both in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101") effective December 31, 2013. Chelsea's annual information form for the year ended December 31, 2013 (the "AIF") contains the Company's reserves data and other oil and natural gas information as mandated by NI 51-101. A copy of the AIF will be available under Chelsea's profile at www.sedar.com, www.sec.gov/edgar.shtmly or at www.chelseaoilandgas.com.


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



The summary information provided below should be read in conjunction with the detailed information in the AIF.

As at December 31, 2013, Chelsea's total gross probable plus possible reserves were 6.351 mmboe. Chelsea's total probable additions were 1.1 mmboe and its total possible additions were 5.2 million mmboe.

The following table is a summary, as at December 31, 2013, of Chelsea's petroleum and natural gas reserves as evaluated by Sproule and Chapman. It is important to note that the recovery and reserves estimates provided herein are estimates only. Actual reserves may be greater or less than the estimates provided herein. Reserves information may not add due to rounding.


GROSS COMPANY RESERVES SUMMARY (1)

                                             2013
                   ---------------------------------------------------------
                    OIL(2)       NATURAL         NGL(3)         TOTAL OIL
                                   GAS(3)                      EQUIVALENT
                    (MBBL)         (MMCF)        (MBBL)          (MBOE)
                   ----------    -----------    ----------    --------------
PROBABLE(2)           141          2,905           508            1,133
POSSIBLE(3)           260          14,525         2,538           5,219
                   ----------    -----------    ----------    --------------
TOTAL PROBABLE        401          17,430         3,045           6,351
PLUS POSSIBLE
                   ==========    ===========    ==========    ==============

(1) Company Reserves means the Company's working interest reserves before calculations of royalties and before consideration of the Company's royalty interests.

(2)  Per Sproule.

(3)  Per Chapman.

NET PRESENT VALUE OF FUTURE NET REVENUE - OIL

Sproule completed an evaluation of the Company's PL 18 and PL 280 concessions onshore Australia. Chelsea holds a 100% working interest in the following oil fields with assigned reserves: Yellowbank, Yellowbank Creek North, Thomby Creek and McWhirter. The following table summarizes the net present value of future net revenue in US dollars for Chelsea's oil properties:



                                                  US$ BEFORE DEDUCTING INCOME TAXES DISCOUNTED AT
                                   ------------------------------------------------------------------------------
                                         0%              5%              10%            15%             20%
                                        (M$)            (M$)            (M$)            (M$)            (M$)
                                   ---------------  --------------  --------------  -------------   -------------
PROBABLE                               6,251            5,637           5,113          4,662           4,271
POSSIBLE                               12,606          10,491           8,820          7,484           6,402
TOTAL PROBABLE PLUS POSSIBLE           18,856          16,128          13,933          12,145          10,673
                                   ================================================================================


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



NET PRESENT VALUE OF FUTURE NET REVENUE - NATURAL GAS AND NGL'S

Chapman completed an evaluation of the Company's PL 40 concession onshore Australia. Chelsea holds a 100% working interest in the Louise gas field. The following table summarizes the net present value of future net revenue in Australian dollars for Chelsea's natural gas and NGL properties:


                                                 A$ BEFORE INCOME TAX EXPENSES AND DISCOUNTED AT
                                   -----------------------------------------------------------------------------
                                        0%                5%              10%            15%            20%
                                       (M$)              (M$)            (M$)            (M$)           (M$)
                                   --------------    -------------    ------------    -----------    -----------
PROBABLE                              36,738            26,572          19,916          15,327         12,027
POSSIBLE                              191,907          127,078          87,177          61,256         43,658
                                   --------------    -------------    ------------    -----------    -----------
TOTAL PROBABLE PLUS POSSIBLE          228,646          153,650          107,093         76,583         55,685
                                   ==============    =============    ============    ===========    ===========



GEORGINA BASIN RESOURCE REPORT

Chelsea's wholly-owned subsidiary, Cooper-Eromanga Oil Inc. ("CEO") engaged Ryder Scott Petroleum Consultants Ltd. ("RYDER SCOTT") in a report dated effective March 31, 2013 (the "RESOURCE REPORT"). The Resource Report evaluated the unconventional resources of the Arthur Creek "Hot Shale" in the Georgina Basin, Queensland, Australia in Authority to Prospect 582 ("ATP 582"). ATP 582 is approximately 5.02 million acres (20,323 square kilometers) in size, of which approximately 0.91 million acres were established by Ryder Scott through review of previous seismic and well data to be prospective for unconventional hydrocarbons.

The evaluation by Ryder Scott assigned resource estimates to one horizon in the Georgina Basin, the Arthur Creek Hot Shale (the "HOT SHALE"). The Hot Shale is defined as a radioactive shale which exhibited high total organic content in historical wells on, and offsetting ATP 582. The following table summarizes the Resource Report:


                             UNRISKED PROSPECTIVE RECOVERABLE RESOURCES(1)
--------------------------------------------------------------------------------------------------------

HYDROCARBON                  LOW ESTIMATE (P90)        BEST ESTIMATE (P50)         HIGH ESTIMATE (P10)
                           -----------------------    -----------------------    ------------------------
Oil (mmbbls)                        21.1                       32.8                       51.0
Gas (Tcf)2                          2.5                        3.4                         4.6
Condensate (mmbc)                   40.8                        89                        155.5
                           -----------------------    -----------------------    ------------------------
TOTAL (MMBOE)                       479                       688.5                       973.1
                           =======================    =======================    ========================

 (1)   Reflects gross (100%) working interest in ATP 582.
 (2)   Includes associated gas.


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The Resource Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook (the "COGE HANDBOOK") and NI 51-101. The Resource Report is based on certain factual data supplied by the Company and Ryder Scott's opinion of reasonable practice in the industry. The extent and character of ownership and all factual data pertaining to the Company's petroleum properties and contracts (except for certain information residing in the public domain) were supplied by the Company to the Ryder Scott and accepted without any further investigation. Ryder Scott accepted this data as presented and neither title searches nor field inspections were conducted.
The recovery and resources estimates for the Company's assets and properties described herein are estimates only and there is no guarantee that the estimated resources will be recovered. The actual resources for the Company's assets and properties may be greater or less than those calculated. There are partially risked prospective resources that have been risked for change of discovery, but have not been risked for chance of development. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development.

Chelsea is encouraged with the Hot Shale resource potential as established by Ryder Scott. In addition to the Hot Shale, the Company has identified considerable resource potential in horizons above the Hot Shale, defined as the Upper Arthur Creek and Lower Arthur Creek formations. These formations were penetrated by all of the historical wells present on ATP 582, and were tested in one well, Mirrica-1 ("MIRRICA") drilled in 1989. Mirrica was drilled over-balanced, and exhibited strong gas shows of up to 100 units while drilling through the Upper and Lower Arthur Creek formations. 6 drill stem tests ("DST") were over a 600m meter interval, which resulted in no hydrocarbon or water recovery. The Company believes the significantly overbalanced drill program resulted in formation damage, which impaired the DST's. Well logs over the Upper and Lower Arthur Creek indicate these formations to be gas saturated, but tight. The Company intends to conduct additional analysis on these horizons during the year, and obtain an independent resource assessment to the extent sufficient evidence can be obtained to justify the assignment and classification of Prospective Resources.

UNDEVELOPED LAND

The largest undeveloped license in Chelsea's portfolio is ATP 582. This license is approximately 5.02 million acres in size and provides exposure to two separate sedimentary basins: the Georgina Basin and the Simpson Basin.

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



In 2012, Total S.A. ("TOTAL") entered into the Georgina Basin through a farm-in whereby it would spend up to A$190.0 million by 2016 to earn up to a 68% working interest in an offsetting operators Georgina Basin lands. As well in 2012, Statoil ASA ("STATOIL") entered into the Georgina Basin through a farm-in whereby it would spend up to A$210.0 million in separate offsetting Georgina Basin lands to earn up to an 80% working interest. The average of these farm-ins on an Australian dollar per acre basis is approximately A$32.78 / acre. Ryder Scott estimate ATP 582 contains approximately 0.91 million acres of Georgina Basin sediments. After giving effect to the A$ / acre on offsetting lands, this would suggest Chelsea's Georgina Basin undeveloped acreage could have a value of up to A$29.8 million.

In 2012, Santos Ltd. entered into the Amadeus, Pedirka and Simpson Basin's through a farm-in with another operator whereby it would spend up to A$150.0 million to earn up to a 70% working interest. The total potential investment on an Australian dollar per acre basis is A$11.28 / acre. Chelsea estimates it has up to 2.0 million acres of Simpson basin sediments. After giving effect to the A$ / acre on offsetting lands, this would suggest Chelsea's Simpson Basin undeveloped acreage could have a value in excess of up to A$22.6 million.

GEORGINA BASIN DRILLING

Statoil recently announced their intentions to drill five vertical wells in the Georgina Basin during 2014, on lands offsetting ATP 582. They further announced their intention to fracture stimulate up to three wells. The first well is slated to begin in May, targeting the Toko Syncline.

Total and their partner Central Petroleum Ltd. ("CENTRAL") made application to fracture stimulate up to eight wells, with drilling to begin in 2014 and stimulation in 2015. The proposed well locations lie within the Toko Syncline, the nearest proposed well is less than 5 kilometers from Chelsea's ATP 582, the farthest is approximately 70 km from ATP 582.

Total's drilling programme is exclusively evaluating the Toko Syncline, on lands geologically equivalent to Chelsea. Statoil's wells in the Northern Territory which are targeting the Toko Syncline will be testing thinner target zones at a shallower depth than those present on ATP 582. The target sediments in the Toko Syncline on Chelsea's and Total/Central's lands are believed to be thicker than those present in the Northern Territory, and in the opinion of Chelsea, more prospective. Success in either the Statoil or Total drilling programme will validate Chelsea's lands, as the proposed well locations are in close enough proximity to provide a regional evaluation of the play on ATP 582.

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



READER ADVISORIES

FORWARD LOOKING STATEMENTS

This press release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "FORWARD-LOOKING INFORMATION") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: estimated reserves and resources (in place and recoverable), productivity, land value and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward looking information. Forward looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Chelsea and described in the forward looking information contained in this press release or otherwise. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, reduced commodity prices and market demand and unpredictable facilities outages; risk and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves, resources and ultimate recovery estimates, and underlying risks related to the novelty of industry and Company understanding of reservoirs of the nature of the reservoirs the Company is exploiting and plans to exploit; the new and rapidly evolving technology used to exploit those reservoirs, the uncertainty of estimates and projections relating to production, costs and expenses (which in many cases are of necessity based on extrapolations of short term performance); potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, interest rates; health, safety and environmental risks; changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld and the possibility that third parties may interfere with the Company conducting its business. The foregoing list of risk factors is not exhaustive. Forward looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward looking information should circumstances or management's estimates or opinions change, except as required by law.

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Statements contained in this press release and corporate information relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations' annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Users are cautioned that these values represent resources, and not reserves as defined by the United States Securities and Exchange Commission ("SEC"). Under SEC standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all of measured or indicated resources will ever be converted into reserves.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. Per boe amounts have been calculated using a conversion ratio of six thousand cubic feet of natural gas (6 mcf) to one barrel of oil (1 bbl). This boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

RESERVES DATA

The determination of oil and natural gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved and probable reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery. The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

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



The recovery and reserve estimates of oil, NGL and natural gas reserves provided herein are estimates only. Actual reserves may be greater than or less than the estimates provided herein. The estimated future net revenue from the production of Chelsea's natural gas and petroleum reserves does not represent the fair market value of Chelsea's reserves.

In this press release, Chelsea also discloses prospective resources as of the dates indicated herein. Prospective Resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Reserve, resource and forecast production and values prepared by any third party are identified as such; all other estimates have been prepared by management.

The reserve and resource data provided in this news release presents only a portion of the disclosure required under NI 51-101. All of the required information is contained in Chelsea's AIF.

We seek safe harbor.

Contact:

For further information on Chelsea, please visit our website at www.chelseaoilandgas.com or call +1 403 457 1959.



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